Exhibit 99.1

News Release

July 16, 2018

Turquoise Hill announces second quarter 2018 production and completion of Shaft 5

Turquoise Hill Resources today announced second quarter 2018 production for Oyu Tolgoi as well as the completion of Shaft 5.

Luke Colton, interim Chief Executive Officer of Turquoise Hill, said, “During the second quarter, Oyu Tolgoi continued processing Phase 4A ore resulting in improved gold grades, production and recovery. This trend is expected for the remainder of the year. Mill throughput during the quarter benefited from high intensity blasting, which was introduced in 2017. Oyu Tolgoi continues to make good underground development progress, as evidenced by the completion of Shaft 5.”

Mill throughput increased 6.3% over Q1’18 due to higher utilization rates and the positive impact of high intensity blasting. Copper production in Q2’18 increased 1.5% over Q1’18 as a result of higher mill utilization rates offset by slightly lower grades from the depletion of Phase 6 ore. Gold production increased 19.0% over Q1’18 due to stronger mill utilization rates, higher grades from Phase 4A and increased recovery. Sales in Q2’18 benefited from improved logistics as inventory accumulated during the Q1’18 force majeure worked its way through the system.

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 240,000 to 280,000 ounces of gold in concentrates for 2018. Due to the positive impact of high intensity blasting, mill throughput for 2018 is expected to be approximately 40 million tonnes.

Shaft 5 completion

Oyu Tolgoi has achieved an important underground development milestone with the completed commissioning of Shaft 5, which is 1,178 metres deep and 6.7 metres in diameter. There is expected to be a step-up in underground activities with the increased ventilation capacity from Shaft 5. The Company continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	1H 2018	1H 2017	Full Year 2017
Open pit material mined (‘000 tonnes)	25,193	27,466	28,929	23,131	22,792	45,923	49,527	105,921
Ore treated (‘000 tonnes)	9,637	10,615	10,838	9,561	10,164	19,725	19,724	41,177
Average mill head grades:
Copper (%)	0.51	0.48	0.53	0.51	0.48	0.50	0.51	0.51
Gold (g/t)	0.16	0.18	0.20	0.25	0.26	0.25	0.15	0.17
Silver (g/t)	1.38	1.34	1.54	1.32	1.17	1.24	1.34	1.39
Concentrates produced (‘000 tonnes)	171.0	170.0	205.4	177.3	178.8	356.1	347.0	722.5
Average concentrate grade (% Cu)	21.8	21.7	22.0	21.9	22.0	22.0	21.7	21.8
Production of metals in concentrates:
Copper (‘000 tonnes)	37.2	36.9	45.3	38.8	39.4	78.2	75.3	157.4
Gold (‘000 ounces)	24	31	35	42	50	92	49	114
Silver (‘000 ounces)	236	239	285	221	225	446	450	974
Concentrate sold (‘000 tonnes)	182.0	176.6	175.5	163.1	220.0	383.1	372.2	724.3
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.3	36.9	35.7	34.3	46.1	80.4	76.7	149.3
Gold (‘000 ounces)	23	29	27	31	51	82	55	111
Silver (‘000 ounces)	222	229	205	206	250	456	427	860
Metal recovery (%)
Copper	74.6	73.5	78.0	79.5	79.7	79.6	74.7	75.4
Gold	47.7	51.2	50.5	55.0	59.8	57.6	48.3	49.7
Silver	53.9	52.8	53.0	54.6	58.4	56.4	52.9	52.9

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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